APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Serene Drops

Profit and Loss % of Total Income

January - December 2020

	TOTAL	
	JAN - DEC 2020	% OF INCOME
Income		
Sales	16,145.85	100.00 %
Total Income	**$16,145.85**	**100.00 %**
Cost of Goods Sold		
Cost of Goods Sold	25,071.31	155.28 %
Shipping	21,854.02	135.35 %
Total Cost of Goods Sold	**$46,925.33**	**290.63 %**
GROSS PROFIT	$ -30,779.48	-190.63 %
Expenses		
Advertising & Marketing	1,224.44	7.58 %
Bank Charges & Fees	564.00	3.49 %
Car & Truck	786.74	4.87 %
Contractors	1,540.00	9.54 %
Job Supplies	7,708.05	47.74 %
Meals & Entertainment	770.83	4.77 %
Office Supplies & Software	5,402.70	33.46 %
QuickBooks Payments Fees	661.62	4.10 %
Rent & Lease	5,285.00	32.73 %
Travel	1,266.17	7.84 %
Utilities	1,051.64	6.51 %
Total Expenses	**$26,261.19**	**162.65 %**
NET OPERATING INCOME	$ -57,040.67	-353.28 %
NET INCOME	$ -57,040.67	-353.28 %

Serene Drops

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
QuickBooks Cash + Envelopes	-330.78
TOTAL BUS CHK	-52.61
Total Bank Accounts	**$ -383.39**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Uncategorized Asset	500.00
Undeposited Funds	0.00
Total Other Current Assets	**$500.00**
Total Current Assets	**$116.61**
TOTAL ASSETS	**$116.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	891.08
Illinois Department of Revenue Payable	187.50
Michigan Department of Treasury Payable	142.20
Total Other Current Liabilities	**$1,220.78**
Total Current Liabilities	**$1,220.78**
Total Liabilities	**$1,220.78**
Equity	
Owner's Investment	57,536.50
Owner's Pay & Personal Expenses	-1,600.00
Retained Earnings	0.00
Net Income	-57,040.67
Total Equity	**$ -1,104.17**
TOTAL LIABILITIES AND EQUITY	**$116.61**

I, Guney Tosun, certify that:

1. The financial statements of Serene Drops included in this Form are true and complete in all material respects; and
2. The tax return information of Serene Drops included in this Form reflects accurately the information reported on the tax return for Serene Drops for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Guney Tosun

Title: Manager